UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Housing Income Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00829N306 (Common Stock)

(CUSIP Number)

Sean Zarinegar
Chief Executive Officers and President
American Housing Income Trust, Inc.
34225 N. 27th Drive Building 5, Phoenix, Arizona 85058

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00829N306 (Common Stock)

1. Names of Reporting Persons.

Performance Realty Partners, LLC
I.R.S. Identification Nos. of above persons (entities only).
27-1262945

American Realty Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
46-3613245

Sean Zarinegar

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO - Issued Pursuant to Operating Agreement and Parent/Subsidiary and Operations Agreement between Performance Realty Management, LLC ("Performance Realty"), and in the case of Sean Zarinegar, pursuant to his Advisory Board Consulting and Compensation Agreement with the Company.

The source of funds regarding the beneficial ownership acquisition associated with American Realty Partners, LLC, an Arizona limited liability company ("American Realty") was disclosed in American Realty's Schedule 13D dated February 25, 2015 (hereinafter referred to as the "American Realty Original Schedule 13D"). As a result of the reverse stock split, and American Realty's conversion of its preferred shares into common shares, American Realty's beneficial ownership dropped below 5%. Nevertheless, it has been included in the Schedule 13D to serve as an amendment to the American Realty Original Schedule 13D.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Arizona for Performance Realty, American Realty and Mr. Zarinegar.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power - 1,000,000 for Performance Realty, 1,000,000 for Mr. Zarinegar and 58,810 for American Realty.

8. Shared Voting Power - 2,058,810

9. Sole Dispositive Power - 1,000,000 for Performance Realty, 1,000,000 for Mr. Zarinegar and 58,810 for American Realty.

10. Shared Dispositive Power 2,058,810

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000 for Performance Realty, 1,000,000 for Mr. Zarinegar and 58,810 for American Realty.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

The following percentages are as of the date of this Schedule D.

13.3% (Performance Realty)
13.3% (Mr. Zarinegar)
0.78% (American Realty)

14. Type of Reporting Person (See Instructions)

OO - Limited Liability Company
IN - Individual

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of American Housing Income Trust, Inc., a Maryland corporation and successor-by-conversion to Affinity Mediaworks Corp., a Nevada corporation (the "Company").

Item 2. Identity and Background

This statement is filed by Performance Realty, American Realty and Mr. Zarinegar. Mr. Zarinegar is the sole member of Performance Realty. Performance Realty is the Manager of American Realty. American Realty is the wholly owned subsidiary of the Company. The principal business of Performance Realty is the management of American Realty, and in this role, the acquisition, renovation, leasing, and management primarily single-family residential properties, and engage in such other activities as are reasonably incidental to the foregoing. More specifically, the Company and American Realty, through the management of Performance Realty, engages in the business of purchasing real estate for the purpose of making cosmetic changes, repairs, and other enhancements in order to increase the value of the properties, and then rent such property to tenants.

Mr. Zarinegar brings more than twenty years of experience in operations, evaluation, investment and management of real estate assets and is responsible for new asset origination, evaluation, analysis and due diligence, as well as overall executive direction. Mr. Zarinegar brings investment experience to the company as well as experience having formed successful business partnerships and has acquired a talented team of experts necessary to support ongoing and future projects and opportunities. Mr. Zarinegar is subject to consent cease and desist orders issued by the Kansas Securities Commission and Alabama Securities Commission. These orders are not related to the Company. Mr. Zarinegar has been an active real estate investor in Arizona, Texas, and Nevada as well as Colorado and Southern California, and has been tasked by the Corporation in leading efforts to convert the Corporation to a Real Estate Investment Trust consistent with 26 USC § 856. Mr. Zarinegar serves on the Board of Directors for the Company along with Kenneth Hedrick and Jeff Howard. Mr. Zarinegar is the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President and Treasury.

Other than disclosed above, during the last five years, neither Performance Realty Management nor Mr. Zarinegar has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Following the reverse merger of the Company, the Company had agreed that Performance Realty would continue to operate as the Manager for American Realty pursuant to the terms of the American Realty Operating Agreement, subject to the following amendment to Section 3.10 of the American Realty Operating Agreement, which was approved by a Resolution of the Board of Directors:

The Member acknowledges and agrees that, as the sole member of the Company, it and its shareholders directly benefit from the management services provided by Manager under this Article III. The Member further recognizes that any capital expenditures made for the benefit of the Company derive directly from the Member, as opposed to the Company itself. Therefore, in consideration for the services to be rendered to or on behalf of the Company by the Manager, the Member shall issue 1,000,000 shares of common stock in the Member, i.e. American Housing Income Trust, Inc., into the Member's treasury for future issuance upon written notice by PRM to Member's Secretary electing to issue the shares through the Member's transfer agent within a reasonably commercial period of time under the same or similar circumstances, but in no event greater than three business days from exercising the option, and future issuance on the annual anniversary of the issuance out of treasury, shares of common stock valued at one-percent (1%) of the net assets of the Company being managed by Manager under this Operating Agreement, unless otherwise agreed upon by Member and Manager, or unless doing so impairs or restricts the Member's intent of operating as a real estate investment trust. In the event such structure impairs or restricts the Member's intent of operating as a real estate investment trust, the Member and Manager agree to work in good faith to restructure compensation for Manager in performing under this Article 3. The fee paid to Manager hereunder is intended to constitute a guaranteed payment within the meaning of IRS Code §707(c), and will be treated as an expense of the Company and deducted in determining Profits and Losses.

The aforementioned amendment was executed on September 18, 2015. On September 22, 2015, the Company authorized the issuance of 1,000,000 shares of common stock to Performance Realty upon receipt of the written notice of exercise of the option by Performance Realty. The shares were issued on September 28, 2015.

The Board of Directors ratified and approved the Advisory Board Consulting and Compensation Agreement for Mr. Zarinegar effective May 15, 2015. The Company retained Mr. Zarinegar through the agreement to issue 1,000,000 shares of common stock in the Company upon the Company's confirmation of the approval of the reverse stock split by FINRA, which occurred on July 7, 2015. The Company has agreed to pay Mr. Zarinegar an annual fee equal to $120,000 or 1% of the Company's assets as reported on its year-end balance sheet, whichever is greater, unless, an opinion of counsel or the Company's auditors conclude that the asset-based compensation limits or impairs the Company's intent of becoming a real estate investment trust or impairs the Company's status as a publicly reporting company in good standing under the rules promulgated by the United States Securities and Exchange Commission. The Consulting Fee shall be payable at the same time, in the same manner, and following the same procedures as apply to directors' fees paid to non-employee directors of the Company. All such payments shall be paid on a "1099" basis.

The Company also recognizes that Mr. Zarinegar is a significant independent contractor to the Company. In addition to providing advisory services to the Board of Directors based on his education, experience and training in the business operating by the Company, the Advisor is incurring risk and exposure in guaranteeing the Firstkey debt service (which is currently in the final stages of negotiation and will be reported on Form 8-K once closed). Although the Firstkey debt service is to American Realty, as the parent entity, the Company ultimately benefits from the debt service. Recognizing that the consideration, above, does not completely compensate Mr. Zarinegar, the Company has agreed to issue Mr. Zarinegar or his designee a total of 3,000,000 shares of the Company's common stock (post-split) on the first, second and third anniversary. The Company agrees to issue these shares into its treasury for future issuance to Mr. Zarinegar with a legend indicating that the shares are for future issuance under the terms of this Agreement. Mr. Zarinegar and the Company acknowledge that, concomitant with the execution of its employment agreement with Mr. Zarinegar, the Company has approved for execution and has executed the Stock Exchange Agreement. In the event counsel for the Company or its tax advisors advise the Company that the stock issuance to Mr. Zarinegar might impair the intended tax-free reorganization under the Stock Exchange Agreement, the Company shall agree to hold the shares identified herein in escrow until such time the Board of Directors and its advisors conclude that the shares may be issued in any manner that does not interfere with the intended tax free restructuring of the Company. Mr. Zarinegar's profile has been disclosed in previous filings, and is incorporated herein by reference.

Mr. Zarinegar's agreement is subject to specific termination provisions. In the event of Mr. Zarinegar's death or total disability (defined as his inability to perform his duties under the agreement for three (3) consecutive fiscal quarters) during the Term, the agreement shall terminate on the date of such death or disability; provided that, such termination does not relieve the Company of its obligations to make the payments set forth in the agreement accrued through the date of such termination. The Company may terminate the agreement for "Cause" at any time and without notice. The Company shall have "Cause" to terminate the agreement if (a) Mr. Zarinegar breaches any provision of this Agreement, or (b) Mr. Zarinegar engages in conduct which is intentionally injurious to the Company as determined by the Board. It is not considered termination for "Cause" if Mr. Zarinegar is terminated through a majority vote of the shareholders entitled to vote.

If Mr. Zarinegar is terminated by the Company for Cause or if he voluntarily terminates his services prior to the end of the Term (other than due to death or disability), in consideration of a release of any actual or perceived claims Mr. Zarinegar might have against the Company, within three weeks from the date of termination, Mr. Zarinegar may send confirmation of his release of any and all claim, and in turn, the Company shall pay the him fifty-percent (50%) of the balance due and owing over the balance of the Term (the "For Cause Severance Payment"). The Company shall pay half of the For Cause Severance Payment within sixty (60) days of Mr. Zarinegar's confirmation of release, and the balance within sixty (60) days thereafter.

In the event the Company does not pay the For Cause Severance Payment as agreed upon herein, Mr. Zarinegar may elect to either retract his confirmation of release, or demand a note in the amount due and owing earning six-percent interest per annum requiring twelve equal monthly installments due on the 1st day of each successive month (the "Note Obligation"). The parties agree that the Note Obligation does not need to be memorialized in a separate agreement, unless the parties mutually agree otherwise. In the event of breach of the Note Obligation, the confirmation of release shall be null and void, and Mr. Zarinegar shall retain any and all rights, claims and actions against the Company, including but not limited to, the amounts due under the Note Obligation.

If Mr. Zarinegar is terminated by the Company other than for Cause prior to the end of the Term, or is terminated by vote of the majority of shareholders entitled to vote, Mr. Zarinegar shall be entitled to payment of one-hundred percent (100%) of the balance due and owing over the balance of the Term (the "No Cause Severance Payment"). The Company shall pay half of the No Cause Severance Payment within sixty (60) days of Advisor's confirmation of release, and the balance within sixty (60) days thereafter.

In the event the Company does not pay the No Cause Severance Payment as agreed upon herein, Mr. Zarinegar may elect to either retract his confirmation of release, or demand a note in the amount due and owing earning six-percent interest per annum requiring twelve equal monthly installments due on the 1st day of each successive month (the "Note Obligation"). The Parties agree that the Note Obligation does not need to be memorialized in a separate agreement, unless the Parties mutually agree otherwise. In the event of breach of the Note Obligation, the confirmation of release shall be null and void, and Mr. Zarinegar shall retain any and all rights, claims and actions against the Company, including but not limited to, the amounts due under the Note Obligation. In the event Mr. Zarinegar resigns from the Board of Directors, and voluntarily terminates the agreement, Mr. Zarinegar agrees to waive any and all remaining amounts due as a Consulting Fee, but retains the right to reimbursement of any expenses. Regardless of the basis for termination, the Company shall issue the shares of common stock identified in the agreement within fifteen (15) days of the notice of termination.

Item 4. Purpose of Transaction

The purpose of the transactions reported herein was to compensate Performance Realty and Mr. Zarinegar for those services provided for the benefit of the Company. See Item 3, above. American Realty incorporated by reference the Item 4 in American Realty's Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, neither Performance Realty nor Mr. Zarinegar hold of record any other shares of common stock of the Company.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by Performance Realty or Mr. Zarinegar, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, to the best knowledge of Performance Realty and Mr. Zarinegar there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

(10) Resolution of the Board of Directors for American Housing Income Trust, Inc.
(11) First Amendment to Parent-Subsidiary and Operations Agreement
(12) First Amendment to Operating Agreement of American Realty Partners, LLC
(13) Exercise of Option
(14) Advisory Board Consulting and Compensation Agreement (Zarinegar)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Performance Realty Management, LLC
/s/Sean Zarinegar
Sean Zarinegar
Member
Date: October 1, 2015

/s/Sean Zarinegar
Sean Zarinegar
Date: October 1, 2015

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)